EXHIBIT 4(ii)

                     AMENDMENT TO THE SUBSCRIPTION AGREEMENT

                                  JULY 19, 2004

      The undersigned, as a signatory to a subscription agreement with AlphaRx, Inc., executed in conjunction with that certain offering of units, consisting of one share of AlphaRx's common stock and one warrant for one additional share of AlphaRx's common stock, for up to $5,000,000 (the "Agreement") for good and valuable consideration, the adequacy and sufficiency of which is hereby acknowledged, does hereby agree that the deadline for the final closing on page 3 of the Agreement is hereby amended from August 15, 2004 to September 30, 2004.

Agreed and Acknowledged, this ____ day of July, 2004 Please Print Name of Signatory to Subscription Agreement Below:


_________________________________

By:______________________________
Title:___________________________